Exhibit 99.160

DeFi Technologies Announces DTC Eligibility of its Common Shares

TORONTO, Dec. 7, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, is pleased to announce that DeFi Technologies' common shares (the "Common Shares") are now eligible for electronic clearing and settlement through the Depository Trust Company ("DTC").

DTC is a subsidiary of the Depository Trust & Clearing Corporation, a U.S. company that manages the electronic clearing and settlement of securities for publicly traded companies in the United States. Securities that are eligible to be electronically cleared and settled through DTC are considered to be "DTC eligible." DTC eligibility is expected to simplify the process of trading and enhance the liquidity of the Company's Common Shares in the United States because of the accelerated settlement period and the expected reduction in costs for investors and brokers.

DTC eligibility also enables new investors that may have been previously restricted from trading Common Shares to begin trading and simplifies the process of trading Common Shares in the United States.

About DeFi Technologies:

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the DTC eligibility of the Common Shares; statements with respect to DTC eligibility resulting in: (i) enhanced settlement periods and a reduction in costs for investors and brokers when trading Common Shares, (ii) increased investor access to Common Shares and (iii) the simplification of the process of trading Common Shares; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the electronic clearing systems of DTC; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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%SEDAR: 00007675E

For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-

491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 07-DEC-21